NORTHERN LIGHTS FUND TRUST IV

INVESTMENT ADVISORY AGREEMENT

APPENDIX A

FUNDS OF THE TRUST

NAME OF FUND	ANNUAL ADVISORY FEE AS A % OF AVERAGE NET ASSETS OF THE FUND
Main Sector Rotation ETF	0.50%
Main Thematic Innovation ETF Main International ETF	0.65% 0.55%
Main Active Rotation ETF	0.50%

Dated: July 23, 2026

NORTHERN LIGHTS FUND TRUST IV:

By: /s/ Wendy Wang

Name: Wendy Wang

Title: President

MAIN MANAGEMENT ETF ADVISORS, LLC

By: /s/ Kim Arthur

Name: Kim Arthur

Title: Founding Partner